UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of Israel Chemicals Ltd. filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Notice of Extraordinary General Meeting of Shareholders and Proxy Statement, dated April 18, 2019

Item 1

ISRAEL CHEMICALS LTD.

NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Israel Chemicals Ltd. (the “Company”) will be held on May 29, 2019, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel, for the following purposes:

(1)	Election of Mr. Yoav Doppelt as a director, effective as of the date of this meeting;

(2)	Subject to the election of Mr. Yoav Doppelt as director as set forth in item 1 above, approval of the compensation terms and equity grant for our new Executive Chairman of the Board, Mr. Doppelt; and

(3)	Approval of a Special Bonus for 2018 to our Executive Chairman of the Board, Mr. Johanan Locker.

Shareholders of record at the close of business on April 29, 2019 (the “Record Date”) are entitled to participate in, and to vote at, the Meeting and any adjournments or postponements thereof. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly, no later than the Cut-Off Date (as defined below) in the pre-addressed envelope provided. No postage is required if mailed in the United States.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange (“TASE”), such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority ("ISA")) to the offices of the Company not less than 4 hours prior to the time scheduled for the Meeting, at the address set forth above, attention: Aya Landman, Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system up to 6 hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

If your shares are held in a stock brokerage account or by a bank or other holder of record (other than through a member of the TASE), you are considered the beneficial owner of shares held in “street name.” The street name holder of record will provide you with instructions that you must follow in order to have your shares voted.

By Order of the Board of Directors,
Aya Landman, Adv.
ICL Corporate Secretary

Dated: April 18, 2019

ISRAEL CHEMICALS LTD.

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.00 per share (the “Ordinary Shares”), of Israel Chemicals Ltd. (the “Company” or "ICL") in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors” or “Board”) of proxies for use at the Extraordinary General Meeting of Shareholders (the “Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of the Extraordinary General Meeting of Shareholders. The Meeting will be held on May 29, 2019, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

(1)	Election of Mr. Yoav Doppelt as a director, effective as of the date of this meeting;

(2)	Subject to the election of Mr. Yoav Doppelt as director as set forth in item 1 above, approval of the compensation terms and equity grant for our new Executive Chairman of the Board, Mr. Doppelt; and

(3)	Approval of a Special Bonus for 2018 to our existing Executive Chairman of the Board, Mr. Johanan Locker.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies may vote in accordance with their judgment on such matters. As more fully described in this Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than April 25, 2019.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated specifically on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as recommended by the Board. To be valid, a proxy must be properly executed and received by the Company no less than four hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange (“TASE”), such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority (“MAGNA” and “ISA”, respectively) to the offices of the Company no less than 4 hours prior to the time scheduled for the Meeting, at the address set forth above, attention: Aya Landman, Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to 6 hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

Shareholders may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received by the Company at least 48 hours before the Meeting, or by voting in person at the Meeting. On all matters considered at the Meeting, abstentions will be treated as neither a vote “for” or “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on April 29, 2019 (the “Record Date”) will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about April 25, 2019 and will be solicited mainly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On April 15, 2019, 1,304,890,778 Ordinary Shares were outstanding. Subject to the voting restrictions described below, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate more than 50% of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within half an hour from the time scheduled for the Meeting, a quorum is not present, the Meeting shall be adjourned at the same day in the following week, at the same time and place. If a quorum is not present within half an hour from the time scheduled for the adjourned meeting, then two shareholders with voting rights, who collectively hold at least one-third of the Company’s issued share capital, who are present, in person or by proxy, shall constitute a quorum and be permitted to discuss and decide on the issues for which the Meeting was convened.

Joint holders of Ordinary Shares should take note that, pursuant to Article 75 of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Shareholders Register.

PRINCIPAL ORDINARY SHAREHOLDERS

        The following table presents as of April 15, 2019 (unless otherwise noted below) the beneficial ownership of our Ordinary Shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

	Ordinary Shares Beneficially Owned(1)
Shareholder	Number	Percentage
Israel Corporation Ltd.(2)	587,178,761	45.86%

____________________

(1)	The percentages shown are based on 1,280,301,147 Ordinary Shares issued and outstanding as of April 15, 2019 (after excluding shares held by us or our subsidiaries).

(2)	Our controlling shareholder is Israel Corporation Ltd. (“Israel Corp.“), a public company listed on the TASE. Based on the information we received from Israel Corp., Millennium Investments Elad Ltd. (“Millennium”) and Mr. Idan Ofer are considered as controlling shareholders jointly of Israel Corp. for purposes of the Israeli Securities Law (each of Millennium and Mr. Ofer hold shares in Israel Corp. directly, and Mr. Ofer serves as a director of Millennium and has an indirect interest in it as the beneficiary of the discretionary trust that has indirect control of Millennium, as detailed below). A discretionary trust in which Mr. Idan Ofer is the beneficiary, indirectly holds 80% of the economic interest in Millennium, which holds approx. 46.94% of the issued and outstanding shares of Israel Corp. The foregoing discretionary trust, also indirectly holds an additional approx. 0.74% of the issued and outstanding shares of Israel Corp. A second discretionary trust in which Mr. Ofer is the beneficiary, controls 50% of the ordinary share capital of XT Holdings Ltd., which indirectly holds 20% of the economic interest in Millennium. Mr. Ofer also owns directly approx. 3.85% of the issued and outstanding shares of Israel Corp. Each of the foregoing persons disclaims beneficial ownership of any securities of ICL held by Israel Corp., except to the extent of its pecuniary interest therein, if any, excludes 6,479,768 Ordinary Shares currently subject to certain forward sales agreements. Israel Corp. does not currently have voting rights or dispositive power with respect to the Ordinary Shares subject to the forward sales agreements, which shares have been made available for the forward counterparties. Under such agreements, Israel Corp. will not regain voting rights and dispositive power with respect to all or a portion of such Ordinary Shares ("physical settlement") unless it informs the forward counter parties otherwise at the relevant settlement dates specified in such agreements. As of the date hereof, settlement under such forward sales agreements has begun and is expected to continue to be executed, subject to their terms, in components, on a number of settlement dates over a period of approx. 0.45 years. Even though Israel Corp. has less than 50% of our Ordinary Shares, it still has a major impact on the Meeting and will de facto have the power to appoint directors and have a strong influence upon the composition of our Board of Directors.

PROPOSAL

EXECUTIVE COMPENSATION

For information regarding compensation paid to our five highest compensated officers in 2018, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our 2018 Annual Report on Form 20-F which was filed with the U.S. Securities and Exchange Commission (“SEC”) on February 27, 2019.

Item 1 – Election of Mr. Yoav Doppelt as Director

Mr. Yoav Doppelt is proposed for election to our Board of Directors, to hold office until the close of our next annual general meeting of shareholders, unless his office is earlier vacated.

Pursuant to Article 86 of our Articles of Association, that provides our Board of Directors with the authority to appoint, from time to time, directors to the Board in order to fill vacancies or for any other reason, to serve until the next annual general meeting following the appointment - on December 12, 2018, our Board of Directors appointed Mr. Doppelt as a member of the Board, to serve until appointed in the following annual general meeting.

Mr. Doppelt has confirmed that he complies with all qualifications of a director under the Israeli Companies Law, and thus is qualified to serve on our Board of Directors. The Board of Directors has determined that Mr. Doppelt has professional expertise and is qualified to serve on our Board of Directors.

Mr. Doppelt was recently appointed as the CEO of our controlling shareholder, Israel Corp., and following his appointment hereunder, is expected to replace Mr. Johanan Locker as our Executive Chairman of the Board during the second quarter of 2019.

Mr. Doppelt's proposed compensation terms as our new Executive Chairman of the Board are set forth in Item 2 hereto. Mr. Doppelt's role as our Executive Chairman of the Board and the separation of roles between our Executive Chairman and our President & CEO, will be as approved by our Board of Directors, from time to time.

If elected, Mr. Doppelt will be entitled to certain exemptions from liability, insurance and undertakings pursuant to indemnification arrangements, as is customary with the Company.

A brief biography of Mr. Doppelt is set forth below:

Yoav Doppelt. Mr. Doppelt currently serves, among other things, as Chairman of the Board of OPC Energy Ltd. (TASE:OPCE), and a member of the Board of Directors of Zim Integrated Shipping Services Ltd., and is expected to hold office therein until assumes his position as ICL's new Chairman of the Board. He previously served as CEO of Kenon Holdings Ltd. (NYSE:KEN) and as an Executive Chairman of ICpower Ltd. as well as the Founder and CEO of the Ofer Group private equity fund. Mr. Doppelt was recently appointed as the CEO of Israel Corporation Ltd. Mr. Doppelt holds a BA in economics and management from the Faculty of Industrial Management at the Technion and an MBA degree from Haifa University.

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of the re-election of each of the directors set forth above.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Mr. Yoav Doppelt be elected to the Board of Directors of the Company, effective immediately."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 2 – Subject to Mr. Yoav Doppelt's election as director, approval of compensation terms and equity grant for our new Executive Chairman of the Board, Mr. Yoav Doppelt

At the Meeting, you will be asked to approve the compensation for Mr. Yoav Doppelt as our new Executive Chairman of the Board. The proposed compensation terms (excluding the termination benefits set forth below) will be in effect for 3 years following the entry of Mr. Doppelt into his position as our Chairman of the Board. Mr. Doppelt was appointed to the Board on December 12, 2018, and subject to the approval of his appointment as a director by our shareholders in Item 1 above, is expected to commence serving as our Executive Chairman of the Board during the second quarter of 2019. As our Executive Chairman of the Board, Mr. Doppelt shall be required to devote a significant portion of his time to ICL.

Under the Israeli Companies Law, the compensation of directors must comply with the Company's Compensation Policy and requires the approval of the compensation Committee, Board of Directors and Shareholders, in that order. Since Israel Corp., our controlling shareholder, has a personal interest in this resolution, pursuant to the Israeli Companies Law, this resolution shall be approved by a special majority, as detailed below. The HR & Compensation Committee discussed and approved the below compensation terms (including the proposed equity grant) On March 20, April 8, and April 15, 2019, and our Board of Directors approved the below compensation terms on April 15, 2019, which are in compliance with the Company's existing Compensation Policy, as approved by the general meeting of our shareholders on August 29, 2016 (the "Current Compensation Policy"), unless specifically indicated otherwise.

Mr. Doppelt's proposed compensation is comprised solely from variable compenation components in the form of a short-term incentive (annual bonus) ("Short-Term Incentive" or "STI") and long-term incentive (equity based compensation) ("Long-Term Incentive" or "LTI") in the form of stock options only, as detailed below, and does not include a fixed compensation component of base salary or any other fixed allowances. For avoidance of doubt, there will not be employer-employee relations between the Company and Mr. Doppelt.

Proposed Compensation Terms

Short-Term Incentive. The Executive Chairman may be entitled to an annual cash bonus for each of the next three years, in accordance with the Executive Chariman's STI formula set forth in the Company's Compensation Policy, as may be from time to time (the "Executive Chariman's STI Formula"). The Company intends to bring a new Compensation Policy for shareholders' approval within the coming weeks, and thus, it is clarified, that if such new Compensation Policy will be approved by the shareholders, the Executive Chairman's STI Formula therein will be applied to Mr. Doppelt's STI, starting at the date of his appointment.

The proposed target STI for the Executive Chairman represents the conceptual payout amount for 100% performance level (i.e. achieving 100% of all targets) in a given year. It is proposed that Mr. Doppelt’s Target STI, which will essentially also be his maximum STI payout in any given year, be NIS 1 million (approximately $280,000) (the "Executive Chairman's STI Target"). The Executive Chairman's STI Target is in compliance with the Company's Current Compensation Policy.

In case the Executive Chairman's tenure terminates prior to the end of the fiscal year, the HR & Compensation Committee and the Board may approve a prorated STI payout for the Executive Chairman after the year-end results are published. The prorated calculation will reduce the Executive Chairman's STI Target relative to the period he actually served during the fiscal year.

LTI (Equity Grant). ICL's HR & Compensation Committee and Board of Directors approved on April 15, 2019, a new Long-Term Incentive Plan for ICL's senior management, including the Executive

Chairman and the President & CEO (the "New LTI Plan"). The equity grants pursuant to the New LTI Plan will be granted for a three-year term (as opposed to an annual grant in previous years), in order to align compensation with a multi-year work plan to increase shareholder's value. Such triennial grants will be with a value that will reflect a three year grant, and will be comprised only of non-marketable options, exercisable into Ordinary Shares (the “Options”) (as opposed to half Options and half Restricted Shares in previous grants). Pursuant to the New LTI Plan, the vesting schedule of the Options will be amended to two equal tranches, with one-half (50%) of the Options vesting upon the lapse of 24 months from Grant Date and one-half (50%) upon the lapse of 36 months from the Grant Date (as opposed to three equal annual tranches in previous grants, with one-third of the Options vesting upon the lapse of 12 months from the Grant Date, one-third upon the lapse of 24 months from the Grant Date, and one-third at the end of 36 months from the Grant Date). Also pursuant to the New LTI Plan, the options will be exercisable for 5 years from date of grant (as opposed to 7 years in previous grants). The New LTI Plan is in compliance with the Company's Current Compensation Policy, as well as with the Company's Equity Compensation Plan (2014), as amended in June 2016 (the "Equity Plan").

It is therefore proposed that Mr. Doppelt will be entitled to a three-year LTI award, at the value of NIS 3 million (approximately $835,000) per vesting annum, in accordance with the New LTI Plan. Accordingly, we propose to approve an issuance to Mr. Doppelt for the years 2019-2021, of Options in a total value of NIS 9 million (approximately $2.5 million) (the "2019-2021 LTI Grant").This amount is in compliance with the Company's Current Compensation Policy. The 2019-2021 LTI Grant to Mr. Doppelt shall be granted upon his entry into office as our new Executive Chairman of the Board (the "Grant Date").

Based on the indicative average closing price of the Ordinary Shares on the TASE during the 30 trading days preceding the date of the Board's approval of the grant, or NIS 19.21 (approximately $5.33) per share, Mr. Doppelt will be entitled to 2,112,676 Options. The actual amount of the Options, however, will be calculated on the basis of a Black & Scholes model, using the average closing price of the Ordinary Shares on the TASE during the 30 trading days preceding the approval of our shareholders at the General Meeting.

According to the Current Compensation Policy, the exercise price of any stock option will be determined either based on the average 30 trading days of ICL’s share price during the period prior to the date of Board approval of the grant or the average 30 trading days of ICL’s share price during the period prior to the grant date. As of the date hereof, the day of Mr. Doppelt's entry into office has yet to be set, and is expected to be during the second quarter of 2019. Our Board of Director's resolved, therefore, that the exercise price of the Options will be calculated according to the 30-day average closing price per share of the Ordinary Shares on the TASE during the 30 trading days preceding the approval of our shareholders at the General Meeting (as opposed to the 30-day average closing price prior to the actual Grant Date). The Exercise Price will be linked to the Israeli Consumer Price Index and will include adjustments per dividends. The indicative exercise price of the Options, based on the 30-day average closing price per share of the Ordinary Shares on the TASE during the 30 trading days preceding the approval of our Board of Directors, is NIS 19.21 (approximately $5.33).

The Ordinary Shares that will be issuable upon exercise of the Options to be issued to Mr. Doppelt, as of the date of this Proxy Statement, constitute approximately 0.16% of the issued and outstanding share capital of the Company and approximately 0.17% of the voting rights (approximately 0.16% of the issued and outstanding share capital of the Company and approximately 0.16% of the voting rights, on a fully diluted basis). The economic value of the grant, as of the date of the approval of the Board of Directors, subject to sharehoders' approval, was NIS 9,000,000, calculated based on the financial opinion of external consultants on the basis of a Black & Scholes model.

The Options are governed by our Equity Plan (2014), and are subject to the new vesting schedule and exercise period detailed above with respect to the New LTI Plan. The Options will be issued pursuant to the capital gains route under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, which among other things, conditions the applicable tax benefits upon the Options (or Ordinary Shares issued upon exercise thereof) being held by a trustee for two years after the date of grant.

Vesting of the Options would fully accelerate if the holder thereof is no longer employed by the Company or provides it with services and such termination of relations is (i) within 365 days following a change of control of the Company (not including if such termination was due to dismissal under circumstances which, in the Company’s opinion, confers on the Company the right, under law, to dismiss the holder without severance pay, including the carrying out of criminal offenses and breach of fiduciary duties (“Cause”)), or (ii) in the event such holder’s age plus his years’ of service to the Company equals 75 or more (not in the event of termination for Cause) (the Options shall be exercisable into shares during the 12 months following his end of tenure). Subject to the provisions of the Equity Plan and as per the Board of Director's approval in accordance with its authority therein, in the event of termination of service for any reason not described above, the holder shall be entitled to exercise only the vested portion of his Options over a period of ninety (90) days following the lapse of 12 months from the date of service termination. As per the Board of Director's approval in accordance with its authority pursuant to the Company's Equity Plan, any unvested Options will be cancelled upon the lapse of 12 months following Mr. Doppelt's termination of service.

The Options will not be transferable and will be held by the trustee at least for a period of 2 years as aformentioned.

The Company will issue a reduced number of shares upon the exercise of the Options, in lieu of payment of the exercise price, pursuant to a customary “net exercise” exercise formula.

The terms of the Options will be subject to adjustment for capitalization events, rights offerings and cash dividends.

In the event of a contradiction between the terms set forth in the Equity Plan and the terms set forth in this Proxy Statement, the terms set forth in this Proxy Statement shall prevail. The Ordinary Shares underlying the Options to be granted to Mr. Doppelt were registered pursuant to the Registration Statement on Form S-8 that was filed by the Company with the SEC on July 6, 2015.

Prior to his appointment as the new Executive Chairman by the Board of Directors, and as part of the annual Long Term Incentive to each Non-Executive Director for 2019, on January 1, 2019, Mr. Doppelt was granted an annual equity grant for 2019 in the form of 14,623 Restricted Shares (value per grant of NIS 310,000 or approximately $86,000), as part of his compensation for his services as a board member of ICL (the "2019 Grant"). For avoidance of doubt, following his appointment hereunder and the approval of compensation terms, the 2019 Grant will continue to vest in accordance with the original vesting schedule and terms.

Termination Arrangements. According to the Company's Current Compensation Policy, the Executive Chairman of the Board is entitled to up to 12 months of advance notice, during which employer-employee relations will continue to apply and thus the Executive Chairman shall be entitled to all of his compensation terms, including annual bonus. The Current Compensation Policy, however, does not refer to a situation as Mr. Doppelt's, whereby no employer-employee relations exist between the Company and the Executive Chairman, and the Executive Chairman does not receive an annual base salary. We therefore propose, similarly to the provisions of the Current Compensation Policy as detailed above, that in the event of termination of Mr. Doppelt's term of office as Executive Chairman of the Board, he will be entitled to: (1) a grant in an amount equal to the STI as detailed above, that will be calculated in accordance with the Exceutive Chairman's STI Formula, as will be set forth in the Company's Compensation Policy, that will prevail at the time (including with respect to the Board's discretion to reduce the STI), for a period of 12 months following the date of the termination of office. Such grant will be paid together with the payment of the STI to the other Executive Officers of the Company; (2) Mr. Doppelt's LTI awards, as granted from time to time, will continue to vest according to their vesting schedule and terms, for a period of 12 months following Mr. Doppelt's termination of office. For avoidance of doubt, the termination arrangements are hereby approved in their entirety and will not need to be reapproved every 3 years.

The Board's approval of Mr. Doppelt's compensation terms as our new Executive Chairman of the Board was granted in the presence of Messrs. Reem Aminoach, Ruth Ralbag, Lior Reitblatt and Dr. Nadav Kaplan only, and for avoidance of any doubt, without the presence of Mr. Locker and Mr. Doppelt himself, and any of the board members whom are office holders in, or that are otherwise affiliated with, Israel Corp.

Reasons for the Proposal

The HR & Compensation Committee and Board of Directors noted in their approval that Mr. Doppelt's compensation terms are comprised of variable components only, that are designated to motivate him to drive the Company to long-term goals and to align his interests with shareholders' interests. They further noted the importance of ensuring Mr. Doppelt's leadership at the Company, given its scope and complexity, the challenging business and regulatory environment of the Company and the knowledge, experience, skills and track record of Mr. Doppelt. In light of all of the above, the HR & Compensation Committee and Board of Directors stated that the proposed compensation of Mr. Doppelt is in alignment with the Company's Current Compensation Policy (except as specifically indicated otherwise above) and is in the best interests of the Company and its shareholders. The HR & Compensation Committee and Board of Directors further resolved that the proposed compensation terms are appropriate and reasonable for the Chairman of the Board's position, and that their approval does not constitute a distribution, as such term is defined in the Companies Law.

Required Approval

Since Israel Corp., our controlling shareholder, has a personal interest in this resolution, pursuant to the Israeli Companies Law, the approval of this resolution requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of shareholders who do not have a personal interest in the resolution vote in favor thereof (abstentions and brokers’ non-votes are disregarded); or (ii) the total number of shares of shareholders who do not have a personal interest in the resolution who voted against it does not exceed two percent of the outstanding voting power in the Company.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. See the discussion of personal interest above.

A shareholder shall notify the Company prior to the Meeting, whether the shareholder has a personal interest in the proposal or not, as a condition for that shareholder's right to vote and be counted. Shareholders who will not attend the Meeting in person should follow the instructions on the form of a proxy card or form of a written ballot or ISA's electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the compensation terms and equity grant of our new Executive Chairman, Mr. Doppelt, all as described in Item 2 of the Proxy Statement, be, and the same hereby are, approved.”

Item 3 – Approval of a Special Bonus to our Executive Chairman of the Board, Mr. Johanan Locker.

It is proposed, that a Special Bonus for 2018 be approved for our Executive Chairman, Mr. Johanan Locker, in an amount that equals three (3) monthly salaries, or NIS 480,000 (approximately $134,000) (the "Special Bonus"). Such Special Bonus is proposed to be granted in addition to Mr. Locker's Annual Bonus for 2018, according to his compensation terms.

On February 4 and 5, 2019, the HR & Compensation Committee and Board of Directors approved the grant of the Special Bonus for 2018 to Mr. Locker, subject to shareholders' approval, in light of Mr. Locker's outstanding contribution to the Company in 2018. In their approval, the HR & Compensation Committee and Board of Directors took into account that following the approvals of the general meeting of shareholders on April 24, 2018 and on August 20, 2018, Mr. Locker received a special bonus for 2017 in an amount that equals three (3) monthly salaries, and an additional amount of Options for 2018 in the amount of NIS 1.5 million (approximately $415,000), respectively.

On March 13, 2019, the Company announced Mr. Johanan Locker's end of tenure as a board member and as the Executive Chairman of ICL's Board of Directors during the second quarter of 2019, following a successful term in office. At the same time, Mr. Locker informed the Company that he is expected to be appointed as the new Chairman of the Board of Oil Refineries Ltd. ("ORL" or "Bazan") and as a board member in Israel Corp. According to the information provided to the Company by Israel Corp., Israel Corp. owns approximately 33% in ORL, and is the controlling shareholder in ORL.

In light of the developments respecting Mr. Locker's termination of office in ICL and expected appointment to office in ORL and in Israel Corp., as described above, and for sake of caution and good order: (1) Israel Corp. has informed the Company that to the extent it has a personal interest in approving the Special Bonus, its personal interest is light and negligible; and (2) the HR & Compensation Committee and Board of Directors, discussed and reapproved the Special Bonus on March 20 and 27, 2019, respectively, taking into account the new circumstance regarding Mr. Locker's termination of office and expected appointment as Chairman of ORL and as board member in Israel Corp. For sake of caution, nevertheless, the Board's reapproval of the Special Bonus was in the presence of Messrs. Reem Aminoach, Ruth Ralbag, Lior Reitblatt and Dr. Nadav Kaplan only, and for avoidance of any doubt, without the presence of Mr. Locker and any of the board members who are office holders in, or that are otherwise affiliated with, Israel Corp.

Reasons for the Proposal

The HR & Compensation Committee and Board of Directors noted in their approval that Mr. Locker was very active in his role as the Executive Chairman of the Company in 2018, particularly as an acting CEO was serving for a part of the year, which required special efforts and supervision on the part of Mr. Locker, and performance of tasks that are not within his regular scope of duties. During 2018, Mr. Locker also led the search and appointment of the Company's new President & CEO, and assisted him upon his entry into office, while stabilizing the Company throughout the process. Mr. Locker supported the President & CEO in leading an organizational change aimed to align the organizational structure with the Company's new strategy, as well as in leading a significant reduction in the Company's debt. The HR & Compensation Committee and Board of Directors took into account in their approval that Mr. Locker received a Special Bonus equal to three (3) monthly salaries also in 2017, and that he received an additional equity grant in the form of options at the value of NIS 1.5 million (approximately $415,000), in addition to the regular equity grant for such year. The HR & Compensation Committee also stressed that the Special Bonus was initiated and approved prior to the Company's announcement regarding Mr. Locker's termination of office, and that it had no connection to Mr. Locker's termination of office.

Required Approval

In light of Israel Corp's light and negligible personal interest (if such personal interest exists), as it informed us and as described above, pursuant to the Israeli Companies Law, the approval of this resolution requires the affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of the Special Bonus to our Executive Chairman, Mr. Johanan Locker, for 2018.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Special Bonus for 2018 to our Executive Chairman, Mr. Locker, all as described in Item 3 of the Proxy Statement, be, and the same hereby is, approved.”

SHAREHOLDER PROPOSALS

Any shareholder of the Company who intends to present a proposal at the Extraordinary General Meeting of Shareholders must satisfy the requirements of the Israeli Companies Law. Under the Israeli Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights. are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary at the following address: Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202 Israel, Attn.: ICL Corporate Secretary. For a shareholder proposal to be considered for inclusion in the Meeting, our Corporate Secretary must receive the written proposal no later than April 25, 2019.

POSITION STATEMENTS

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an item on the agenda of the Meeting to Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202 Israel, Attn.: Corporate Secretary, no later than May 19, 2019. Any position statement received will be filed on a Current Report on Form 6-K to the SEC and the ISA.

UPDATES

If we determine that an update is required for an item on the agenda, we will publish such update by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC and the ISA.

By Order of the Board of Directors,
Aya Landman
ICL Corporate Secretary

Dated: April 18, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Company Secretary

Date: April 18, 2019